

May 29, 2014

Via Email
J. Michael Edge
Interim Chief Financial Officer
SWS Group, Inc.
1201 Elm Street
Suite 3500
Dallas, Texas 75270

     Re: SWS Group, Inc.
              Form 10-K for Fiscal Year Ended June 30, 2013
              Filed September 5, 2013
              File No. 000-19483

Dear Mr. Edge:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by within ten business days by providing the requested information or by advising us when you will provide the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Item 1A. Risk Factors, page 15

1. We note that the agreements with Hilltop and Oak Hill provided each with warrants to purchase 17% of your outstanding common stock and the right to appoint members of the board of directors. It appears that these agreements provide Hilltop and Oak Hill with significant control over the management and direction of your business. In future filings please include a risk factor discussion describing the control these parties can exert over your business or tell us why you do not believe these facts present a risk.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 56

2. Identify the creditors for the unsecured line of credit, letter of credit agreement and revolving credit facility.

Item. 11. Executive Compensation, page 70

Compensation Discussion and Analysis

3. We note the disclosure in your proxy statement that the company's performance and the business units' performance were compared to a budget for purposes of determining incentive compensation. Please provide more information about these budgets. If you believe the business units' budget is entitled to confidential treatment, please present an analysis supporting your conclusion and confirm that you will disclose how likely the business units are to achieve the budgets in future filings.

4. To the extent non-financial goals were considered in determining incentive compensation, please describe these goals and disclose whether or not they were achieved.

5. To the extent that that Committee exercised its discretion in awarding compensation, please describe what management considered in exercising its discretion. For example, with respect to Ms. Hodges' describe the individual responsibilities and performance of goals and objectives that the Committee considered in awarding incentive compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director